

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2022

Emiliano Kargieman
Chief Executive Officer
Satellogic Inc.
Ruta 8 Km 17,500, Edificio 300
Oficina 324 Zonamérica
Montevideo, 91600, Uruguay

> **Re: Satellogic Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 11, 2022**
> **File No. 333-262699**

Dear Mr. Kargieman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2022, letter.

Amendment No. 1 to Form F-1

Cover Page

1.   We note your responses to prior comments one and three. Please further revise your prospectus cover to (i) state, if true, that no separate consideration was paid for the warrants, (ii) disclose the current market price for your $8.63 warrants traded separately on Nasdaq and whether market prices exist for your other warrants, (iii) disclose the purchase price for the Class B ordinary shares, and (iv) highlight that the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, while public securityholders may not experience a similar rate of return. Please make corresponding changes to the prospectus summary.

Summary Terms of the Offering, page 15

2. We note your responses to prior comments five and six. Please additionally revise your summary to disclose the percentage of your outstanding shares that are represented by the shares being offered. Highlight the significant negative impact that sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares. Please revise the use of proceeds item here to include the lesser expected proceeds ($44.7 million) in light of the current market price and exercise dates, consistent with your cover page and use of proceeds section. Revise the table on page 17 to include shares underlying the PIPE Warrants and to reconcile the founder shares' purchase price with disclosure elsewhere.

General

3. We note your response to prior comment one regarding the additional shares, as well as related disclosure on pages 9, 18, and 56. Please further address the following:

    •   The aggregate number of shares being offered appears to count the additional shares twice, since a corresponding number of shares will be forfeited and cancelled (while the reissuance of cancelled shares is contingent on a $15 future market price). Tell us why this is appropriate (addressing any inconsistency with the number of shares being registered) or, alternatively, reduce the aggregate number of shares being offered (while maintaining the maximum potential shares offered per holder, with appropriate disclosure explaining that the actual allocation will depend on issuance of the additional shares and cancellation of forfeiture shares).

    •   Ensure that the opinion filed as Exhibit 5.1 addresses the additional shares, and covers all the registered securities, consistently with the foregoing.

    •   Revise your disclosure to clarify when the additional shares will be determined and issued, how this information will be communicated to investors, and how the additional shares are treated throughout the prospectus, for instance to determine the percentage of outstanding shares represented by the offering.

    •   Confirm whether assuming the maximum number of additional shares yields the lowest effective price. If this is not the case, please make appropriate assumptions to additionally disclose the lowest effective price.

Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Flora Pérez